UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant's name into English)

Bahnhofstrasse 20

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Financial Statements

Oculis Holding AG's (the “Registrant”) 2025 IFRS consolidated financial statements and 2025 Statutory Financial Statements are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K.

Renewal of ATM Program

On March 4, 2026, in connection with filing a new Registration Statement on Form F-3, the Company entered into an Amended and Restated Sales Agreement (the “Sales Agreement”) with Leerink Partners, LLC (“Leerink Partners”) with respect to its existing at-the-market offering program (the “ATM Program”). As originally disclosed in May 2024, under the ATM Program, the Company may offer and sell, from time to time at its sole discretion, ordinary shares of the Company having an aggregate offering price of up to $100 million through Leerink Partners as its sales agent. The issuance and sale, if any, of the ordinary shares by the Company under the Sales Agreement will be made pursuant to the Company’s effective registration statement on Form F-3 filed with the Securities and Exchange Commission on March 4, 2026 (File No. 333-294011) (the “Registration Statement”).

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed herewith as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference. A copy of the legal opinion of VISCHER AG, the Company’s Swiss counsel, relating to the underlying shares to be issued in connection with the Sales Agreement was filed as Exhibit 5.1 to the Registration Statement. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Incorporation by Reference

This Report on Form 6-K, including Exhibits 1.1, 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-271938 and 333-287806) and Form F-3 (File Nos. 333-294011, 333-278409, 333-271063 and 333-291426).

EXHIBIT INDEX

Exhibit	Description
1.1	Amended and Restated Sales Agreement, dated as of March 4, 2026, by and between Oculis Holding AG and Leerink Partners, LLC
99.1	IFRS consolidated financial statements as of and for the year ended December 31, 2025
99.2	Statutory Financial Statements of Oculis Holding AG for the year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: March 4, 2026	By:	/s/ Sylvia Cheung
Chief Financial Officer